EXHIBIT 99.4
2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Moho-Bilondo Brought on Stream Offshore the Republic of the Congo
Paris, 28 April, 2008 — Total E&P Congo announces today that the deep offshore Moho-Bilondo field has been brought on stream in the Republic of the Congo, nearly a month ahead of schedule. Discovered in 1995, the field is located nearly 80 kilometres offshore in water depths ranging from 540 to 730 metres and contains estimated reserves of close to 230 million barrels of oil.
The first deep offshore development to be brought on stream in the Congo, the Bilondo and Mobim reservoirs will be produced using nine producing wells and five water injectors in two submarine clusters.
Plateau production is forecast at 90,000 barrels of oil per day. Insulated umbilicals and flowlines will bring the oil to the floating production unit (FPU), from which it will then be exported via a new 16-inch, 80-kilometre pipeline to the Total-operated Djeno onshore terminal.
The project leverages Total’s experience of drilling complex, extended-reach wells. One innovative feature is the use of bottomhole gas injection in a deep offshore project. Despite the complex development plan, the reservoir was brought on stream in a record 33 months after the signature of construction contracts.
In addition, the Moho Marine Nord 1 and 2 wells, drilled in 2007 in the northern part of the license, revealed significant additional resources of good quality oil. New development studies are being launched.
Total E&P Congo (53.5%) operates the license, alongside Chevron Overseas Congo Ltd. (31.5%) and Société Nationale des Pétroles du Congo (15%).
Total in the Congo
Present in the Republic of the Congo since 1968, Total has a solid position as the country’s leading oil producer, with operated production of 130,000 barrels per day of oil.

2, place de la Coupole
La Défense 6
92 400 Courbevoie France
Fax: + 33 (0) 1 47 44 68 21
Isabelle DESMET
Tel. : + 33 (0) 1 47 44 37 76
Patricia MARIE
Tel. : + 33 (0) 1 47 44 45 90
Christine de CHAMPEAUX
Tel. : + 33 (0) 1 47 44 47 49
Kevin CHURCH
Tél. : + 33 (0) 1 47 44 70 62
Sandra DANTE
Tel. : + 33 (0) 1 47 44 46 07
Philippe GATEAU
Tel. : + 33 (0) 1 47 44 47 05
Elisabeth de REALS
Tel. : + 33 (0) 1 47 44 51 55
Burkhard REUSS
Tel. : + 33 (0) 1 47 44 21 19
Lisa WYLER
Tel. : +33 (0) 1 47 44 38 16
TOTAL S.A.
Capital 5 988 830 242,50 euros
542 051 180 R.C.S. Nanterre
www.total.com
Total has the requisite technological know-how and capabilities to successfully implement complex large projects in extreme environments. In addition to potential Phase 2 development of the northern reservoirs in the Moho-Bilondo license, Total has made five discoveries in nearly 2000 metres of water in the Mer Très Profonde Sud license.
The bringing on stream of Moho-Bilondo is a further success for Total’s growth strategy in West Africa’s deep offshore, following the production startups of Dalia and Rosa in Angola in late 2006 and in 2007 respectively and the recent launch of both Pazflor, the third development pole in Angola’s Block 17, and Usan in Nigeria. Total’s West African production was close to 640,000 barrels of oil per day in 2007.
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Total is one of the world’s major oil and gas groups, with activities in more than 130 countries. Its 96,000 employees put their expertise to work in every part of the industry — exploration and production of oil and natural gas, refining and marketing, gas trading and electricity. Total is working to keep the world supplied with energy, both today and tomorrow. The Group is also a first rank player in chemicals. www.total.com
Cautionary Note to U.S. Investors — The United States Securities and Exchange Commission permits oil and gas companies, in their filings with the SEC, to disclose only proved reserves that a company has demonstrated by actual production or conclusive formation tests to be economically and legally producible under existing economic and operating conditions. We use certain terms in this press release, such as estimated reserves, that the SEC’s guidelines strictly prohibit us from including in filings with the SEC. U.S. Investors are urged to consider closely the disclosure in our Form 20-F, File No. 1-10888 available from us at 2, place de la Coupole — La Défense 6 — 92078 Paris, La Défense cedex, France or at our website: www.total.com. You can also obtain this form from the SEC by calling 1-800-SEC-0330 or on the SEC’s website: www.sec.gov.